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                       SECURITIES AND EXCHANGE COMMISSION



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                            COIN BILL VALIDATOR, INC.
       -------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192583102
       -------------------------------------------------------------------
                                 (CUSIP Number)


                                Mr. Stephen Katz
                            Odyssey Financial Company
        20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581
                                 (516) 887-0491
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 9, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (PAGE 1 OF 5 PAGES)

                                  SCHEDULE 13D


-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------

     1    NAME OF  REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION  NO. OF
          ABOVE PERSON

          Odyssey Financial Company
--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York State
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
    NUMBER OF      -------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
      EACH         -------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               200,000
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              200,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.3%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 3 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION
          NO. OF ABOVE PERSON

          Stephen Katz
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]


--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         499,835
    NUMBER OF      -------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
      EACH         -------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               112,315
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          499,835
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.75%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 4 OF 5 PAGES
-------------------                                            -----------------


           This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to securities beneficially owned by the reporting persons specified herein as of June 13, 1997 and amends the Schedule 13D dated May 31, 1996, as amended on August 26, 1996, October 24, 1996 and January 21, 1997 (the "Schedule 13D"). Except as set forth herein, the information previously set forth in the Schedule 13D remains unchanged.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Katz acquired the 35,650 Common Shares reported herein (collectively, the "Acquired Shares") with personal funds for an aggregate consideration of $294,112.50.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Acquired Shares were acquired and are being held as an investment. Katz does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) The number of Common Shares beneficially owned by Odyssey is 200,000, comprising 7.3% of the outstanding Common Shares.

           The number of Common Shares beneficially owned by Katz is 499,835 (after giving effect to the disposition of 75,000 Common Shares by the Trust on June 9, 1997, and the acquisition by Katz of 35,650 of such Common Shares on the same date), comprising 17.75% of the outstanding Common Shares.

           (b) The number of Common Shares as to which Katz has sole voting power is 499,835 (after giving effect to the disposition of 75,000 Common Shares by the Trust on June 9, 1997, and the acquisition by Katz of 35,650 of such Common Shares on the same date), of which Odyssey has sole dispositive power as to 200,000 Shares and Katz has sole dispositive power as to 112,315 Common Shares.

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 5 OF 5 PAGES
-------------------                                            -----------------


           (c) On June 9, 1997, the Trust sold 75,000 Common Shares to various purchasers, including Katz, who purchased 35,650 of such Common Shares from the Trust in a private transaction for an aggregate purchase price of $294,112.50.

           (d) Odyssey currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 200,000 Common Shares as to which Katz exercises sole voting power. The Trust currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 88,520 Common Shares as to which Katz exercises sole voting power. Vogel currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 99,000 Common Shares as to which Katz exercises sole voting power. Katz currently (i) exercises sole voting power as to, and (ii) has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 112,315 Common Shares.

           After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 1997

                                          ODYSSEY FINANCIAL COMPANY


                                          By:  /s/ Stephen Katz
                                             --------------------------------
                                                Stephen Katz, General Partner


                                          By:  /s/ Stephen Katz
                                             --------------------------------
                                                Stephen Katz